Exhibit 2.3

AMENDMENT TO STOCK PURCHASE AGREEMENT

This Amendment to Stock Purchase Agreement (“Amendment”) amends that certain Stock Purchase Agreement by and among Encore Bancshares, Inc. (“Encore”), National Fiduciary Services, N.A. (“NFS”) and William E. Mercer and Kathleen K. Mercer (collectively referred to as “Mercer”) dated as of September 21, 2004 (“Stock Purchase Agreement”).

WHEREAS, Encore believes that its conditions to closing the Stock Purchase Agreement set forth in sections 7.1(f) and 7.1(h) therein will not be satisfied prior to the March 31, 2005 termination date established in the Stock Purchase Agreement; and

WHEREAS, NFS and Mercer believe that their condition to closing the Stock Purchase Agreement set forth in section 7.2(f) therein will not be satisfied prior to the March 31, 2005 termination date established in the Stock Purchase Agreement; and

WHEREAS, all parties desire to proceed toward amending the Stock Purchase Agreement in the manner provided herein and consummating the transactions set forth therein by March 31, 2005 or as soon thereafter as practicable;

NOW THEREFORE, in consideration of the premises and mutual agreements herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Waiver of Closing Conditions. The parties waive only those closing conditions set forth in Sections 7.1(f), 7.1(h) and 7.2(f) of the Stock Purchase Agreement related to the inability of Mercer to obtain the requisite regulatory approvals to enable him or his assignee to acquire the funeral trust business conducted by NFS. All other conditions to closing remain in full force and effect.

2. Amendment to Section 1.2(b). Section 1.2(b) shall be deleted in its entirety and replaced with the following: “In the event that the combined tangible net worths of NFS and Memorial as of the Closing Date) (which shall include a good faith estimate of the tax effect of the transaction set forth in the Agreement and Plan of Reorganization attached as a new Exhibit D to this Agreement (“Agreement and Plan of Reorganization”)) is less than $3,450,000, any difference in combined tangible net worths and $3,450,000 shall be deducted dollar for dollar from the Purchase Price. In addition to the Purchase Price, Encore shall deliver to Mercer the following: (i) in the event that the Merger described in the Agreement and Plan of Reorganization is consummated on or before May 31, 2005, Encore shall pay Mercer 100% of the Merger Consideration as defined in that Agreement, minus the dollar amount of any tax consequences not included in the estimate above to Encore resulting from the transaction, or (ii) in the event that the Merger described in the Agreement and Plan of Reorganization is consummated after May 31, 2005, Encore shall pay Mercer 50% of the Merger Consideration as defined in that Agreement minus (x) any net operating losses related to the Trust Accounts, (y) the dollar amount of any tax consequences not included in the estimate above to Encore resulting from the transaction and (z) any legal, accounting or other expenses incurred by Encore related to the transaction.”

3. Amendment to Section 1.2(c)(ii). Section 1.2(c)(ii) shall be amended to add the following after the second sentence in that Section: “Upon the consummation of the Merger set forth in the Agreement and Plan of Reorganization, Encore and Mercer shall in good faith engage in a final reconciliation of any amounts owed by one party to the other pursuant to the Stock Purchase Agreement and the Agreement and Plan of Reorganization (“Final Settlement”).”

4. Amendment to Section 1.2(c)(iii). Section 1.2(c)(iii) shall be amended to add the following after the first sentence in that Section: “In the event that the parties are unable to agree with respect to the Final Settlement, any amounts owed by one party to another shall be determined by an independent certified public accounting firm acceptable to both parties, and the parties shall share equally in any fees or expenses charged by such firm.”

5. Amendment to Section 7.1. The following new condition to closing shall be added to Section 7.1 as Section 7.1(l):

“(l) NFS and Mercer shall have terminated the Asset Purchase Agreement dated September 21, 2005 and Bancshares and Mercer shall have entered into the New Asset Purchase Agreement.”

6. Ratification. Except as expressly amended by this Amendment, the Stock Purchase Agreement and exhibits and schedules thereto shall remain in full force and effect.

None of the rights, interests and obligations existing and to exist under the Stock Purchase Agreement are hereby released, diminished or impaired, and the parties hereby reaffirm all covenants, representations and warranties in the Stock Purchase Agreement.

7. Execution in Counterparts. For the convenience of the parties, this Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Texas, without regard to applicable principles of conflicts of law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has executed this Amendment as of this 15th day of March, 2005.

NATIONAL FIDUCIARY SERVICES, N.A.

By:	/s/ Jack L. Stoner
Jack L. Stoner, Executive Vice President and Chief Financial Officer

WILLIAM E. MERCER

/s/ William E. Mercer

KATHLEEN K. MERCER

/s/ Kathleen K. Mercer

ENCORE BANCSHARES, INC.

By:	/s/ James S. D’Agostino, Jr.
James S. D’Agostino, Jr., Chairman